UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SUN HYDRAULICS CORPORATION

(Exact Name of Registration as Specified in its Charter)

FLORIDA	0-21835	59-2754337
(State or Other Jurisdiction of		(I.R.S. Employer
Incorporation or Organization)	(Commission File No.)	Identification No.)

1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA	34243
(Address of Principal Executive Offices)	(Zip Code)

Katie Glass, 941/362-1200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2016 filed herewith as Exhibit 1.01, is available at www.sunhydraulics.com under "Investor Relations" in the "Corporate Governance" section.

Item 1.02 Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibit

Item 2.01 Exhibit

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sarasota, State of Florida on May 25, 2017.

SUN HYDRAULICS CORPORATION

By:	/s/ Tricia L. Fulton
Tricia L. Fulton

Chief Financial Officer (Principal
Financial and Accounting Officer)